Exhibit 26 (h)i. g. 3. a.

FIRST AMENDMENT TO SERVICE CONTRACT

BETWEEN

MML INVESTOR SERVICES, INC.

AND

FIDELITY DISTRIBUTORS CORPORATION

THIS AMENDMENT to the Service Contract with respect to Initial, Service Class and Service Class II shares by and between FIDELITY DISTRIBUTORS CORPORATION (“FDC”) and dated January 1, 2004 is effective as of October 1, 2008 (the “Contract”).

Pursuant to Section 6 of the Contract, FDC may amend any provision of the Contract by providing written notice;

FDC is hereby amending the Contract as follows:

1)	The following is hereby removed from Section 3. of the Fee Schedule For Qualified Recipients: “multiplied, in any case, by the number of calendar days in the subject quarter and divided by the number of calendar days in the year.”

2)	Except as expressly provided herein, all provisions of the Contract remain in effect.

FIDELITY DISTRIBUTORS CORPORATION

/s/ Bill Loehning
Bill Loehning
Executive Vice President